Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApp BlockChain Pte. Ltd.	Republic of Singapore

HotApp International Limited	Hong Kong

Smart Reward Express Limited	Hong Kong

Hapi Cafe Limited	Hong Kong

MOC HK Limited	Hong Kong

Shenzhen Leyouyou Catering Management Co., Ltd	People’s Republic of China

Dongguan Leyouyou Catering Management Co., Ltd.	People’s Republic of China

Guangzhou Leyouyou Catering Management Co., Ltd.	People’s Republic of China

Hapi Travel Ltd.	Hong Kong

Hapi Acquisition Pte. Ltd.	Republic of Singapore

Hapi Cafe Co., Ltd	Taiwan